

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Jennifer Buell, Ph.D.
President, Chief Executive Officer and Director
MiNK Therapeutics, Inc.
149 Fifth Avenue
Suite 500
New York, NY 10010

> **Re: MiNK Therapeutics, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted July 28, 2021**
> **CIK No. 0001840229**

Dear Dr. Buell:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.2 to Draft Registration Statement on Form S-1

Key Features of iNKT Cells
Naturally Suited for Allogeneic Approaches, page 83

1. We note your disclosure that "[i]n both clinical and preclinical studies, iNKT cells have been observed not to cause, but instead to actively suppress, GvHD, lowering the safety risks associated with other allogeneic immune cells." With reference to your disclosure on page 14, please revise the disclosure on page 83 to provide context to these observations by explaining, if true, that no allogeneic iNKT cell therapy has been deemed safe or been approved by FDA or by any comparable regulatory authority.

　　　　You may contact Nudrat Salik at 202-551-3692 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:　　Zachary Blume